                                                                      Exhibit 12

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in thousands except ratios)
                                  (Unaudited)

                                                              Year Ended December 31,
                                            -----------------------------------------------------------
                                              1995        1994        1993(1)      1992(1)      1991(1)
                                            --------    --------     --------     --------     --------
Earnings:
  Income before income taxes and
   cumulative effect of changes
   in accounting principles                 $141,864    $ 54,060     $113,234     $ 93,399     $122,218

  Adjustments:
    Net interest expense (2)                  36,415       9,823       12,393       14,555       13,021
    Amortization of capitalized
     interest                                  2,305       1,928        1,814        1,410        1,668
    Portion of rental expense
     representative of interest                1,604         825          800        1,088        1,572
    Minority interest of majority-
     owned subsidiaries that have
     fixed charges                              -           -          11,113        7,580       12,455
    Undistributed income of less-
     than-50%-owned entities                  (3,603)    (16,089)      (3,526)        -            -
                                            --------    --------     --------     --------     --------
                                            $178,585    $ 50,547     $135,828     $118,032     $150,934
                                            ========    ========     ========     ========     ========


Fixed Charges:
  Net interest expense (2)                  $ 36,415    $  9,823     $ 12,393     $ 14,555     $ 13,021
  Capitalized interest                        11,558      19,618        8,480        2,405         -
  Portion of rental expense
   representative of interest                  1,604         825          800        1,088        1,572
                                            --------    --------     --------     --------     --------
                                            $ 49,577    $ 30,266     $ 21,673     $ 18,048     $ 14,593
                                            ========    ========     ========     ========     ========

Ratio of Earnings to Fixed Charges               3.6         1.7          6.3         6.5         10.3
                                                 ===         ===         ====         ===         ====


(1) The computations for the years ended December 31, 1993, 1992, and 1991 are for Newmont Mining Corporation ("NMC"), Newmont Gold Company's ("NGC") parent. Computations for these periods are presented for NMC because management believes they are more relevant than NGC's historical computations for the same periods due to the fact that effective January 1, 1994 NGC acquired essentially all of NMC's assets and assumed essentially all of NMC's liabilities. The computations are reflective of what they would have been for NGC had this transaction occurred at the beginning of 1991. NGC was fully consolidated into NMC in all periods. From 1991 to 1993, NGC had no significant fixed charges.

(2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

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